EXHIBIT 4.1

DESCRIPTION OF SECURITIES

Ferro Corporation (the “Company”) shares of Common Stock, par value $1.00 per share (the “Common Shares”) are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

The following summarizes briefly some of the general terms of the Common Shares and does not purport to be complete.  It is subject to and qualified in its entirety by reference to the applicable provisions of the Eleventh Amended Articles of Incorporation of Ferro Corporation, as amended (the “Articles”) and the Ferro Corporation Code of Regulations, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and the Ohio Revised Code. We encourage you to read the Articles, the Code of Regulations and the applicable provisions of the Ohio Revised Code.

General

The Company is authorized by its Articles to issue 300,000,000 Common Shares. The Articles also authorize the issuance of 2,000,000 shares of serial preferred stock without par value (“preferred stock”). The Common Shares are traded on the New York Stock Exchange under the ticker symbol “FOE”.

Dividend Rights

Subject only to any prior rights and preferences of any shares of preferred stock that may in the future be issued and outstanding, the holders of the Common Shares are entitled to receive dividends when, as and if declared by the Company’s board of directors out of legally available funds.

Voting Rights

The holders of Common Shares are entitled to one vote for each Common Share held on all matters presented at the Company’s meetings of shareholders. The holders of Common Shares are not entitled to cumulate their votes for the election of directors.

Ohio Law Anti-Takeover Provisions

The Company is subject to Chapter 1704 of the Ohio Revised Code (“Chapter 1704”), which may have the effect of delaying, deferring or preventing a change of control involving the Company.

Chapter 1704 of the Ohio Revised Code prohibits certain corporations from engaging in a “chapter 1704 transaction” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things, the board of directors of the corporation approves the chapter 1704 transaction or the acquisition of the shares before the date the shares are acquired. After the three-year moratorium period, the corporation may not consummate a chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority-share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding.

Preemptive or Conversion Rights

Holders of Common Shares have no any preemptive right to purchase, have offered for purchase or subscribe for any of the Company’s Common Shares or other securities of any class, whether now or hereafter authorized. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Shares.